NO ACT

FE
1-5-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15005097

DIVISION OF
CORPORATION FINANCE

January 6, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-6-15

Jason Bassetti
Davis Polk & Wardwell
jason.bassetti@davispolk.com

Re: Solazyme, Inc.

Dear Mr. Bassetti:

This is in regard to your letter dated January 5, 2015 concerning the shareholder proposal submitted by James McRitchie and Myra K. Young for inclusion in Solazyme's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Solazyme therefore withdraws its December 23, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

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Davis Polk

Davis Polk & Wardwell LLP
1600 El Camino Real
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650 752 2000 tel
650 752 3671 fax
jason.bassetti@davispolk.com

January 5, 2015

Re: Withdrawal of No-Action Request Submitted on behalf of Solazyme, Inc. on December 23, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Solazyme, Inc., a Delaware corporation ("**Solazyme**"), we are writing to request a withdrawal of the no-action request submitted to the Office of Chief Counsel on behalf of Solazyme on December 23, 2014 with respect to a certain shareholder proposal and supporting statement submitted by John Chevedden on behalf of James McRitchie and Myra K. Young (the "**Proponents**") on December 6, 2014 (the "**Proposal**") for inclusion in the proxy materials Solazyme intends to distribute in connection with its 2015 Annual Meeting of Stockholders.

Mr. Chevedden withdrew the Proposal on behalf of the Proponents by letter addressed to the Office of Chief Counsel and Solazyme dated December 29, 2014. A copy of the Proponent's signed letter of withdrawal is enclosed for your convenience. Accordingly, Solazyme withdraws its no-action request pertaining to the Proposal.

Please do not hesitate to contact me at (650) 752-2071, or by email at jason.bassetti@davispolk.com, if you have any questions or require any additional information with regard to this matter.

Sincerely,



Jason Bassetti

Enclosures
cc w/ enc: Paul Quinlan, General Counsel of Solazyme, Inc.

#86766103v1

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 29, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Solazyme, Inc. (SZYM)
Elect Each Director Annually
James McRitchie
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 23, 2014 company request concerning this rule 14a-8 proposal.

This is to withdraw the rule 14a-8 proposal. The attached chart illustrates the reason. The company submitted its no action request almost as fast as it could and did not ask whether the proposal would be withdrawn.

Sincerely,



John Chevedden

cc: James McRitchie
Myra K. Young
Paul T. Quinlan <CorporateSecretary@solazyme.com>



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Rule 14a-8(i)(8)(ii)
Rule 14a-8(f)(1)

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Davis Polk

Alan F. Denenberg

Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025

650 752 2004 tel
650 752 3604 fax
alan.denenberg@davispolk.com

December 23, 2014

Re: Solazyme, Inc. Shareholder Proposal from Mr. James McRitchie and Ms. Myra K. Young (Via Mr. John Chevedden, as Agent)

VIA E-MAIL (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We hereby submit, on behalf of Solazyme, Inc. (the "**Company**"), this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to notify the staff (the "**Staff**") of the Division of Corporation Finance of the Securities and Exchange Commission (the "**SEC**" or the "**Commission**") of the Company's intention to omit from its proxy statement for the Company's 2015 Annual Meeting of Shareholders (the "**2015 Proxy Materials**") a shareholder proposal (attached hereto as Exhibit A, the "**Proposal**") and related supporting statement submitted on behalf of Mr. James McRitchie and Ms. Myra K. Young (together, the "**Proponents**") by Mr. John Chevedden, as the Proponents' agent.

In accordance with *Staff Legal Bulletin* No. 14D (November 7, 2008), this letter and its exhibits are being delivered by e-mail to shareholderoroposals@sec.gov. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive 2015 proxy materials with the SEC and a copy of this letter and its attachments is being e-mailed to Mr. Chevedden, and sent via FedEx simultaneously to Mr. Chevedden.

BACKGROUND

On December 6, 2014, the Company received the Proposal and accompanying letter (the "**Letter**") via facsimile. See Exhibit A. While the letterhead indicated that the Letter was sent by the Proponents, whose contact address is located in Sacramento county, California, the fax was sent from a fax machine indicating a fax number with an area code located in Southern California, where the Letter indicates Mr. Chevedden is located.

The Letter was dated November 17, 2014 and purports to be an authorization by the Proponents for Mr. Chevedden to submit a proposal attached to the Letter on behalf of the Proponents. The Proposal attached to the Letter was dated December 6, 2014, approximately two weeks following the date of the Letter. The Letter states that the Proponents are the "proponent [sic] of the proposal exclusively."

BASES FOR THE PROPOSAL'S EXCLUSION

The Company believes that the Proposal may be excluded from the Company's 2015 Proxy Materials on the following grounds:

- Rule 14a-8(i)(8)(ii) expressly permits the exclusion of proposals that would remove directors from office before their terms expire; and
- Mr. Chevedden has not satisfied the proof of ownership requirements of Rule 14a-8(b) on behalf of the Proponents.

I. The Proposal may be excluded under Rule 14a-8(i)(8)(ii) because it would improperly remove directors from office before their terms expire.

Rule 14a-8 imposes requirements on shareholders seeking to make a proposal for inclusion in a company's proxy statement and sets forth certain substantive bases on which companies may exclude shareholder proposals. Specifically, Rule 14a-8(i)(8)(ii) provides that a company may exclude a shareholder proposal that "[w]ould remove a director from office before his or her term expired." The Company believes that this is what the Proposal would do and is thus excludable on this basis.

The Company has a "staggered board" comprised of directors each having a three-year term. In any given year, approximately one-third of the directors' terms expire, and the directors holding those terms stand for election (thus creating three director "classes" by year). The Proposal seeks to cut short the terms of many of the members of the Company's board of directors (the "**Board**") by asking for the Company to reorganize the Company's Board into one class with each director subject to election each year. It expressly would provide for the Company to "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year" and that "management would...have the option to phase [such reorganization] in over 3-years."

The Proposal provides that the Company should reorganize the Board into a single class. This would eliminate the right of each current member of the Board to serve out the period for which he or she was elected by the Company's stockholders. If the Company chose to implement the Proposal following the Company's 2015 annual meeting, for example, the Proposal would cut short by one year the terms of two directors whose terms expire in 2017 and would also cut short by two years the terms of three directors whose terms expire in 2018 if they are elected at the 2015 annual meeting. The Proposal goes on to say that "although our management is perfectly capable of putting forth a management proposal to completely adopt the topic in one-year, management would ... have the option to phase [such reorganization] in over 3 years". This portion of the Proposal is misleading and confusing in two respects. First, it states that the Proposal could be implemented in one year, which would cut short the terms of current directors as aforesaid. Second, it provides that "management" has the power to effect this change in one, or at its option, three years. Management does not have the power or ability to effect this change. It is only the Board and the Company's stockholders, through passage of duly adopted amendments to the Company's Certificate of Incorporation, who may take the requisite steps to implement this action. It would be misleading to the Company's stockholders to indicate (a) that the action could be complete in one year and (b) that the Company's management had the ability to effect the Proposal at all. Neither point is accurate and capable of being effected.

The Staff has expressly and repeatedly confirmed that Rule 14a-8(i)(8)(ii) permits companies to exclude shareholder proposals that would remove directors from office before their terms expire. The Staff has previously excluded Mr. Chevedden's own proposals to other companies on a similar basis and the same result is warranted here. See, e.g., The Brink's Company, SEC No-Action Letter (January 17, 2014); Kinetic Concepts, Inc., SEC No-Action Letter (2004-2011), WSB File No. 0321201127 (CCH) (Mar 21, 2011) (confirming the exclusion of Mr. Chevedden's proposal to require each director to stand for election annually); id, Letter from S. Gupta to SEC Div. of Corp. Fin., Jan. 19,2011 at 13 ("It has been a long-standing position of the Staff that proposals which have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired are considered to relate to a nomination or an election and are therefore excludable"); Western Union Co., SEC No-Action Letter (2004-2011), Fed. Sec. L. Rep. (CCH) ll 76,705 (Feb. 25, 2011) (confirming the exclusion of a similar proposal from another proponent "under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board").

II. The Proposal may be excluded in reliance on Rule 14a-8(f) because Mr. Chevedden did not provide sufficient proof of ownership after receiving proper notice under Rule 14a-8(f)(1).

The SEC has long held that in order to utilize Rule 14a-8, the proponent of a shareholder proposal must be a security holder of the company to which the proponent intends to submit the proposal. Rule 14a-8(b)(1) requires a proponent to "have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year." Rule 14a-8(b)(1) also provides that when the shareholder is not a record holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." The shareholder may prove this pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the requisite amount of securities continuously for one year as of the date the shareholder submits the proposal. See Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if the shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company, within 14 days of receipt of the proposal, notified the proponent of the eligibility or procedural deficiencies and the proponent failed to correct those deficiencies within 14 days of receipt of that notice. The Company has confirmed with its transfer agent that the Proponents are not shareholders of record. Because the Company can confirm only whether Proponents are shareholders of record, and because the Proponents had provided no proof of their beneficial ownership of Company shares, the Company gave timely notice of that deficiency to Mr. Chevedden as the Proponents' designated agent under Rule 14a-8(f)(1) via email on December 8, 2014. See Exhibit B. Mr. Chevedden responded to the Company via email on December 10, 2014, indicating that a letter from the Proponent's broker evidencing the Proponents' beneficial ownership would be obtained. See Exhibit B. However, the Company received no further correspondence from Mr. Chevedden, the Proponents or the Proponents' broker by the date of this letter. Mr. Chevedden thus failed to correct the deficiency on behalf of the Proponents within 14 days of receipt of the Company's notice of deficiency, as he did not provide any evidence of the Proponents' ownership by such time.

As noted above, the Company received the Proposal on December 6, 2014 and on December 8, 2014, within 14 days of its receipt of the Proposal, the Company gave notice to Mr. Chevedden in his capacity as agent for the Proponents advising him of the deficiency. As of the date of this letter, Mr. Chevedden has not provided written support demonstrating that the Proponents continuously held at least $2,000 in market value, or 1%, of the Company's shares entitled to be voted on the Proposal at the 2015 annual meeting for at least one year by the date on which the Proposal was submitted. When a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1) and those deficiencies have not been timely cured, the Staff has consistently permitted companies to omit shareholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8. See, e.g., Hewlett-Packard Co., SEC No-Action Letter (July 28, 2010) (concurring with the exclusion of a deficient shareholder proposal that the shareholder failed to cure in his response to the company's notice of deficiency under Rule 14a-8(b)).

Accordingly, the Company may properly exclude the Proposal from its 2015 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

***

For the foregoing reasons, the Company requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2015 Proxy Materials.

Please do not hesitate to contact me at (650) 752-2004, or by email at alan.denenberg@davispolk.com, if you have any questions or require any additional information with regard to this matter.

Sincerely,



Alan F. Denenberg

Enclosures
cc w/ enc: John Chevedden
Paul Quinlan, General Counsel of Solazyme, Inc.

Exhibit A

Shareholder Proposal and Related Correspondence

FISMA & OMB Memorandum M-07-16

November 17, 2014

Mr. Paul T. Quinlan
Solazyme, Inc. (SZYM)
225 Gateway Boulevard
South San Francisco, CA 94080
Phone: 650-780-4777
Fax: 650-989-6700

Dear Corporate Secretary:

We are pleased to be shareholders in Solazyme, Inc. (SZYM) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16 to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,



November 17, 2014

James McRitchie — Date



November 17, 2014

Myra K. Young — Date

cc: John Chevedden

[SZYM: Rule 14a-8 Proposal, December 6, 2014]

Proposal 4 – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our management is perfectly capable of putting forth a management proposal to completely adopt this proposal topic in one-year, management would nonetheless have the option to phase it in over 3-years.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies, with aggregate market capitalization of one trillion dollars, adopted this topic in 2012 and 2013. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Please vote to protect enhance value:

Elect Each Director Annually – Proposal 4

Notes:
James McRitchie and Myra K. Young, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

Copy of Deficiency Notice and Related Correspondence

Bassetti, Jason

From:	Denenberg, Alan F.
Sent:	Monday, December 22, 2014 9:07 PM
To:	Bassetti, Jason
Subject:	Fw: Solazyme - Stockholder Proposal
Attachments:	ap02wqu6.pdf

From: Paul Quinlan [mailto:pquinlan@solazyme.com]
Sent: Monday, December 22, 2014 09:01 PM
To: Denenberg, Alan F.
Subject: FW: Solazyme - Stockholder Proposal

E-mail requesting proof of ownership.

From: Paul Quinlan
Sent: Monday, December 08, 2014 2:02 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Solazyme - Stockholder Proposal

Mr. Chevedden:

I am in receipt of the attached stockholder proposal from James McRitchie and Myra Young in which you were designated as the agent for the proponents. As you are aware, one of the procedural requirements of Rule 14a-8 for making a stockholder proposal is that the proponent has continuously held at least $2,000 in market value of the company's securities for at least one year by the date the proposal is submitted. The proponents in the attached contend that they have met this requirement. As a matter of the Company's due diligence we would appreciate receiving proof of ownership as described in Rule 14a-8 if the proponents are not registered holders of the securities. Please submit such proof of ownership to me at the address indicated below. If the proponents have been registered holders of the securities in the amounts and for the time period required, please let me know and we will confirm with the Company's transfer agent. Thank you.

Regards,

Paul T. Quinlan
Corporate Secretary
Solazyme, Inc.
225 Gateway Boulevard
South San Francisco, CA 94080
(650) 416-5126 (direct)
(650) 989-1258 (fax)
pquinlan@solazyme.com

and destroy all copies of the original message and any attachments
thereto.

Bassetti, Jason

From: Denenberg, Alan F.
Sent: Monday, December 22, 2014 9:07 PM
To: Bassetti, Jason
Subject: Fw: Stockholder Proposal (SZYM)

----- Original Message -----
From: Paul Quinlan [mailto:pquinlan@solazyme.com]
Sent: Monday, December 22, 2014 09:02 PM
To: Denenberg, Alan F.
Subject: FW: Stockholder Proposal (SZYM)

Response from Chevedden. Have not heard from him since.

-----Original Message-----
From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 10, 2014 5:59 PM
To: Paul Quinlan
Subject: Stockholder Proposal (SZYM)

Mr. Quinlan,
Thank you for confirming receipt of the shareholder proposal.
We will obtain the broker letter soon.
Sincerely,
John Chevedden